VIA EDGAR

July 11, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Kindly MD, Inc.

Information Statement on Schedule 14C

Filed June 23, 2025

File No. 001-42103

Ladies and Gentlemen:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated July 9, 2025 (the “Staff Letter”) regarding the regarding the preliminary information statement on Schedule 14C filed on June 23, 2025 by KindlyMD, Inc. (the “Company”). We have reviewed the Staff Letter and provide the following responses. For ease of reference, the responses are numbered to correspond to the numbering of the comments in the Staff Letter and the comments are reproduced below. Transmitted herewith is a revised Preliminary Information Statement, filed on the date hereof (File No. 001-42103).

Comments from the Staff’s Comment Letter dated July 9, 2025

Information Statement on Schedule 14C submitted June 23, 2025

Cover Page

1.	We note your disclosure that you obtained approval of holders of approximately 50.76% of the outstanding voting power of the Company on May 18, 2025 and approximately 50.14% of the outstanding voting power of the Company on June 19, 2025 by written consents. However, the beneficial ownership table included on page 108 of the information statements shows that the directors and executive officers of the Company only held approximately 40.79% of the outstanding voting power of the Company as of June 1, 2025 and does not identify any shareholders holding more than 5% of the outstanding shares that are not already included in the 40.79% total. Additionally, we note your disclosure in the Background of the Merger section regarding the Shareholder Support Agreement and Lock-Up Agreement to be signed by a majority of the Company's shareholders and your statement that "[o]n April 18, 2025, KindlyMD followed up with updated drafts of certain ancillary documents, including note to the Shareholder Support Agreement and Lock-Up Agreement indicating which KindlyMD shareholders had agreed to be party to such agreements." In your response letter, please identify the shareholders who provided written consent for these actions, including each consenting stockholder’s respective share ownership and relationship to the Company. Please also describe the events that led to your receipt of the written consents and provide an analysis of whether the process of obtaining the consents involved a solicitation within the meaning of Exchange Act Rule 14a- 1(l).

Response:

The written consents referenced in the Information Statement were provided by a combination of directors, executive officers, and other significant shareholders of the Company. As of June 19, 2025, the following shareholders provided written consent for the actions described:

Shareholder	Shares Voted		Relationship to Company
Tim Pickett	99,025		Chief Executive Officer, Chairman
Wade Rivers LLC	2,886,744		Significant Shareholder (beneficial owners are Tim Pickett and his spouse)
Jared Barrera	15,842		Director
Adam Cox	72,834		Director
Sally Alicia LLC	350,000		Long-term Shareholder
Adrian Torres	260,000	*	VP of IT
Gus Doodle LLC	129,482		Long-term Shareholder

*	Adrian Torres, VP of IT, voted 260,000 of his 283,719 shares.

Additional context regarding these shareholders is as follows:

●	Tim Pickett is the Company’s Chief Executive Officer and Chairman of the Board. Mr. Pickett has served as the Company’s CEO and Chairman since its formation and has been a key driver of the Company’s strategic direction and operations.

●	Wade Rivers LLC is a significant shareholder of the Company. The sole member of Wade Rivers LLC is The Wade Rivers Trust, for which Tim Pickett and his spouse act as co-investment trustees.

●	Jared Barrera is a director of KindlyMD. Mr. Barrera has served on the Company’s Board of Directors and has participated in the Company’s governance and oversight.

●	Adam Coz is a director of KindlyMD. Mr. Cox has served as a director and has contributed to the Company’s management and strategic planning.

●	Adrian Torres serves as VP of IT at KindlyMD. He has been a supporter of the Company since its inception, playing a key role in the IPO and fundraising efforts. Adrian is responsible for the Company’s software systems and the Enterprise Data Project.

●	Each of Sally Alicia LLC and Gus Doodle LLC (and their controlling members) have been long-term supporters of the Company and close acquaintances of Tim Pickett, the Company’s CEO. Both were shareholders prior to the IPO and were listed in the S-1 registration statement. While each originally held 350,000 shares, Gus Doodle LLC held 129,482 shares at the time the shareholders submitted their written consents. According to the NOBO list, these two entities are the largest shareholders, though neither currently holds more than 5% of the outstanding shares.

●	No individual shareholder, including Sally Alicia LLC and Gus Doodle LLC, currently holds more than 5% of the outstanding shares as a result of dilution and warrant exercises prior to the date of the written consent, though both were previously above the 5% threshold at an earlier date as noted in earlier filings.

As detailed above, each of the consenting shareholders is either a member of the Company’s management or has a long-standing business and/or personal relationship with members of the Company’s management.

Throughout the period leading up to the consents, the CEO and these shareholders engaged in regular discussions regarding the Company’s strategic direction, capital needs, and the advisability of the proposed transactions. These discussions were consistent with the Company’s historical practice of maintaining open lines of communication with its significant shareholders and did not involve any public solicitation or general advertising.

We do not believe that the personal communications between Mr. Pickett and other members of management and the nonmanagement shareholders involved a solicitation as defined in Rule 14a-1. The Company believes that these communications fall within the purview of one or more of the exceptions to the definition of the term “Solicitation” set forth in clause 2 of paragraph (l) of Rule14a-1, namely : “(i) [t]he furnishing of a form of proxy to a security holder upon the unsolicited request of such security holder” or “ (iv) [a] communication by a security holder who does not otherwise engage in a proxy solicitation (other than a solicitation exempt under section 240.14a–2) stating how the security holder intends to vote and the reasons therefor, provided that the communication … (C) is made in response to unsolicited requests for additional information with respect to a prior communication by the security holder….”

Rather, these many back and forth communications involved collaborative discussions between members of management and a small group of involved non-affiliated shareholders for the purpose of exploring steps that would be in the best interests of the Company and all of the shareholders to further the Company’s publicly disclosed business plans. The communications were limited to a small group of involved shareholders, were not made by means of a proxy statement or similar communication to a broader audience. No commission or remuneration was paid in connection with obtaining these consents. The Company believes that these actions are proper and customary for the matters set forth in the Information Statement.

For the foregoing reasons, the Company respectfully submits that the process of obtaining the consents did not involve a solicitation within the meaning of Exchange Act Rule 14a-1(l).

Information about Nakamoto, page 38

2.	Please expand your disclosure regarding your plan of operation for the next twelve months by describing the source of capital for your acquisition of bitcoin and any acquisition of, or investment in, companies that have bitcoin treasuries. Please specify the amount of bitcoin currently held by Kindly MD or Nakamoto and the amount of bitcoin you intend to purchase with the proceeds from the PIPE Financing, the Additional Subscription Agreements, the Debt Financing, and the Promissory Note with BTC so that investors understand the estimated size of the bitcoin treasury of the Combined Company and your business strategy related to the acquisition of, or investment in, companies that have bitcoin treasuries.

Response:

We respectfully acknowledge the Staff's comment and have expanded our disclosure accordingly on page 39.

3.	Please describe how you intend to generate bitcoin yield.

Response:

We respectfully acknowledge the Staff's comment and have expanded our disclosure accordingly on page 39.

4.	Please disclose an estimated timeline of the building of your bitcoin treasury for the next twelve months, the implementation of your plans to generate bitcoin yield, the acquisition and operation of companies in various industries that have bitcoin treasuries and any planned investments in companies with bitcoin treasuries. Include an estimate of the cost of each step, the sources of capital of each step and the challenges you may face, including the payment of your debt obligations.

Response:

We respectfully acknowledge the Staff's comment and have expanded our disclosure accordingly on page 39.

Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations, page F-7

5.	We note you recorded pro forma adjustment (BB) and (DD) related to the change in fair value of the company’s Bitcoin investment for the pro forma periods. Please provide us your analysis as to how the fair value adjustments comply with Article 11 pro forma guidance under Regulation S-X. In that regard, Item 11-02(a)(6)(i)(A) and (B) indicate that for a probable transaction pro forma adjustments should be calculated using the most recent practicable date prior to the effective date, qualification date or the mail date. As such, it is unclear why any change in fair value of intangible assets would be recorded in your unaudited pro forma condensed combined statements of operations.

Response:

We respectfully acknowledge the Staff's comment. To that extent, the Company agrees that as it pertains to the transaction accounting adjustments presented in the proforma condensed balance sheet, Rule 11-01(a)(6)(i)(A) of Regulation S-X requires that the adjustments be calculated using “the most recent practicable date prior to the effective date, qualification date, or the mail date.” However, as it pertains to the to the transaction accounting adjustments presented in the proforma condensed statement of comprehensive income, Rule 11-01(a)(6)(i)(B) of Regulation S-X clearly states that the adjustments should be calculated “assuming those adjustments were made as of the beginning of the fiscal year presented.” As such, in preparing the proforma condensed statement of comprehensive income, the Company assumed the bitcoin was purchased on January 1, 2024 (i.e. “the beginning of the fiscal year presented”) and therefore presented the changes in fair value (to the bitcoin) accordingly.

On behalf of the Company, thank you for your review of this letter. If you have any further comments or questions, please do not hesitate to contact Callie Jones of Brunson Chandler & Jones, PLLC by telephone at (801) 303-5721 or by email at callie@bcjlaw.com or Anne Peetz of Reed Smith LLP by telephone at (713) 469-3853 or by email at apeetz@reedsmith.com.

Very truly yours,

/s/ Tim Pickett

Chief Executive Officer
Kindly MD, Inc.

cc:	Callie Tempest Jones, Brunson Chandler & Jones, PLLC Lynwood Reinhardt, Reed Smith LLP Anne Peetz, Reed Smith LLP Katherine Geddes, Reed Smith LLP

4